March 25, 2011
FOR IMMEDIATE RELEASE

Listed Company Name:	KOHA Co., Ltd.
Representative:	Yasuhiro Nakashima, President and Representative Director
(JASDAQ Code 6876)
Contacts:	Hideo Kamiyama, Director/Executive Officer, General Manager of Corporate Management Unit
(Tel: 03-5971-8851)

Notice Regarding Revised Projections for Business Results

KOHA Co., Ltd. (“KOHA”) has announced revision of the projections for the consolidated business results for the fiscal year ending March 31, 2011, which was announced on February 3, 2011, based on the recent trend of its business results.

Revision of Projections for Business Results
1. Revision of Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (from April 1, 2010 to March 31, 2011)
(Millions of yen except per share amounts)
	Net Sales	Operating Profit	Ordinary Income (loss)	Net Income (loss)	Net Income per share (loss) (Yen)
Previous projection (A)	6,500	100	30	10	1.45
Revised projection (B)	5,700	(120)	(220)	(240)	(34.74)
Change in amount (B-A)	(800)	(220)	(250)	(250)	-
Change (%)	(12.3)	-	-	-	-
(For reference) Results for fiscal year ended March 31, 2010	5,783	48	6	(787)	(114.12)

2.	Reasons for the Revision
In the fourth quarter of this fiscal year, the sales of vending machine-related products moved as projected at the beginning of the fiscal year, as compared to the projections at the previous announcement (February 3, 2011).  However, in addition to the impact of the economic stagnation with regard to the sales of devices (for amusement use), and LED lighting products, that were expected to boost the sales in the fourth quarter significantly, the impact of the rolling blackouts (which were a result of the damage caused by the great earthquake in eastern Japan and the subsequent difficulties with the nuclear power stations), caused the new plans of our clients (playground equipment manufacturers) to be frozen, as playgrounds were voluntarily closed, making it impossible for the scheduled delivery of devices to be carried out.  In addition, with respect to the LED lighting products, due to the intensified competition between domestic major/medium-sized manufacturers and the foreign manufacturers as well as the sudden suspension of scheduled delivery to the factories and poultry farms in the northeastern region and North Kanto areas for use as billboards lightings and lighting equipment, resulting from the damage caused by the earthquake, the net sales of the LED lighting products are expected to decline significantly.

Despite the effort of KOHA to lower the fixed costs, such as sales costs/general administration fees, the unexpected large scale decrease in net sales has not been covered, and, as a result, operating losses are expected to be reported.  Furthermore, the exchange rate (against the US$) at the end of the 3rd Quarter ended up with a sharp yen appreciation while KOHA had expected an improvement of the exchange receipts and payments by year-end on the basis that the yen seemed to be on a weakening trend.  However, contrary to expectations, the yen appreciation has continued; thus, such improvement of the exchange receipts and payments seems like it will be difficult to achieve at the moment, and non-operating losses are expected to increase at year-end.
The projected year-end dividends of 15 yen per share remain the same.

(Notes) Projections for business results are provided based on the information available at the time of execution of this document and the actual business results may differ from the projections due to various factors in the future.
[END OF DOCUMENT]